FORTITUDE GOLD CORPORATION
                            2886 Carriage Manor Point
                           Colorado Springs, CO 80906
                                 (303) 320-7708

                                December 21, 2020


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Fortitude Gold Corporation
            Form S-1
            SEC File No. 333-249533


     Fortitude Gold Corporation (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Wednesday December 23, 2020 at 1:00 P.M. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very Truly Yours,

                                    FORTITUDE GOLD CORPORATION


                                     /s/ Jason Reid
                                     Jason Reid, Chief Executive Officer